

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2010

Mr. Andrew D. Ory
President and Chief Executive Officer
Acme Packet, Inc.
71 Third Avenue
Burlington, MA -019-3

> **Re:** **Acme Packet, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 001-33041**
> **Forms 8-K Filed on February 2, 2010 and April 29, 2010**

Dear Mr. Ory:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief